NEWS RELEASE

INTEROIL ACQUIRES PARTICIPATION INTERESTS
IN THE ELK AND ANTELOPE FIELDS

Cairns, Australia and Houston, TX -- December 16, 2010 - InterOil Corporation (NYSE:IOC) (POMSoX:IOC) announced an acquisition of indirect participation interests held by investors under the Amended and Restated Indirect Participation Interest Agreement dated February 2005 (the “IPI Agreement”). The interests acquired total 1.05% participation in the Elk and Antelope fields in Papua New Guinea and in any future discoveries made as a result of four exploration wells still to be drilled under the IPI Agreement. In exchange for these interests, InterOil issued 546,507 common shares. InterOil’s current interest in its exploration licenses is 75.6114%, assuming that all remaining indirect participation interest investors take up their working interest rights in such licenses and excluding the interests that the Independent State of Papua New Guinea is able to assume under relevant legislation.
The premium paid by the Company under these exchange transactions over the original investment made by the IPI investors will be recognized as an expense in accordance with the ‘Extinguishment of Liability’ accounting standard. This treatment will result in an expense adjustment of approximately $23.1 million to the profit and loss account for the quarter and annual results ended December 31, 2010. There is no impact on the Company’s net cash balance.

COMPANY DESCRIPTION

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region.  InterOil’s assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea.  In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea.
InterOil’s common shares trade on the NYSE in US dollars.

This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. The securities being offered have not been registered under the Securities Act of 1933 and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

FOR INVESTOR RELATIONS ENQUIRIES:

Wayne Andrews	Meg Hunt
V. P. Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com The Woodlands, TX USA	Meg.Hunt@InterOil.com The Woodlands, TX USA
Phone: 281-292-1800	Phone: 281-292-1800